

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Roger M. Slotkin
President and Chief Executive Officer
Hydrophi Technologies Group, Inc.
3404 Oakcliff Road
Suite C6
Doraville, GA 30340

> **Re: Hydrophi Technologies Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2014**
> **File No. 333-195686**

Dear Mr. Slotkin:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 of our letter dated June 3, 2014 and that you are registering an additional 50% beyond what appears to constitute a reasonable good faith estimate of the amount of shares to be issued. Because this amount is significantly more than the amount that currently would be issuable, please advise us as to how this amount constitutes a reasonable good faith estimate. Alternatively, please reduce the amount you are registering at this time.

The Offering, page 4

2. We reissue comment 4 of our letter dated June 3, 2014. In this section, you continue to state that your "common stock is presently traded on the Over the Counter Bulletin Board . . . ." Please revise to state that your common stock is quoted on the Pink Sheets.

Exhibit 5.1. Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

3. We reissue comment 11 of our letter dated June 3, 2014 because counsel's opinion continues to include assumptions on the legality of the Securities issuance. Specifically, counsel assumes "compliance with applicable and federal state securities laws." Please revise to remove this assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Andrew D. Hudders